LKCM FUNDS

                   MULTIPLE CLASS PLAN PURSUANT TO RULE 18F-3

           The LKCM Funds (the "Trust") hereby adopt this Multiple Class Plan pursuant to Rule 18f-3 under the Investment Company Act of 1940, as amended (the "1940 Act").

A.         CLASSES OFFERED

           Each series of the Trust offers Institutional Class shares. Each series of the Trust listed in Schedule A (each, a "Fund") may offer two classes of shares pursuant to this Multiple Class Plan. The classes are described below and require an initial investment of $10,000.

           1. INSTITUTIONAL CLASS. Institutional Class shares are offered for purchase to investors directly from the Trust and certain other distribution channels. Institutional Class shares may be sold without any sales charges, but will be subject to a Rule 12b-1 fee at an annual rate of up to 0.75% of its average daily net assets attributable to Institutional Class shares.

           2. ADVISER CLASS. Adviser Class shares will be sold through investment advisers, banks or other authorized representatives who have entered into an agreement with the Trust. There will be no initial sales charge or contingent deferred sales charge ("CDSC") on Adviser Class purchases. Adviser Class shares generally will pay Rule 12b-1 fees at the annual rate of up to 1.00% of a Fund's average daily net assets attributable to Adviser Class shares, 0.75% of which represents an asset-based sales charge and 0.25% of which represents a service fee.

B.         EXPENSE ALLOCATIONS OF EACH CLASS

           Certain expenses may be attributable to a particular class of shares of a Fund ("Class Expenses"). Class Expenses are charged directly to the net assets of the particular class and, thus are borne on a pro rata basis by the outstanding shares of that class.

           Each class may pay (but is not required to pay) a different amount of the following other expenses: (1) distribution and service fees, (2) transfer agent fees identified as being attributable to a specific class, (3) stationery, printing, postage, and delivery expenses related to preparing and distributing materials such as shareholder reports, prospectuses, and proxy statements to current shareholders of a class, (4) Blue Sky registration fees incurred by a specific class of shares, (5) Securities and Exchange Commission registration fees incurred by a specific class of shares, (6) expenses of administrative personnel and services required to support the shareholders of a specific class,
(7) trustees' fees or expenses incurred as a result of issues relating to a specific class of shares, (8) accounting expenses relating solely to a specific class of shares, (9) auditors' fees, litigation expenses, and legal fees and expenses relating to a specific class of shares, and (10) expenses incurred in connection with shareholders meetings as a result of issues relating to a specific class of shares.

C.         ADDITIONAL INFORMATION

           This Multiple Class Plan is qualified by and subject to the terms of the then current prospectus for the applicable classes; provided, however, that none of the terms set forth in any such prospectus shall be inconsistent with the terms of the classes contained in this Plan. The Trust's prospectus contains additional information about the Institutional Class and Adviser Class shares and the Trust's multiple class structure.

Dated:     February 14, 2003



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Kirkpatrick & Lockhart LLP





                                   SCHEDULE A
                                     TO THE
                   MULTIPLE CLASS PLAN PURSUANT TO RULE 18F-3

SERIES OF THE TRUST

The following Funds listed below may be subject to a Rule 12b-1 fee of up to 1.00%:

           LKCM Equity Fund
           LKCM Small Cap Equity Fund




Dated:     February 14, 2003